FOR IMMEDIATE RELEASE:

        DASSAULT SYSTEMES EXTENDS WORLDWIDE MARKET LEADERSHIP IN PLM WITH
            SOLID FOURTH QUARTER AND FULL YEAR FINANCIAL PERFORMANCE


     o Fourth Quarter Results Above Consensus and In Line With DS Objectives With Revenue (euro)224.4 Million, Operating Margin 37.2% and EPS
          (euro)0.46 Before Acquisition Costs
     o 2002 Revenue Up 4% to (euro)774.1 Million, Operating Margin 27.7% and EPS (euro)1.17 Before Acquisition Costs
     o PDM Business Delivers 33% Revenue Growth In Fourth Quarter and 25% For Full Year
     o On A Constant Exchange Rate Basis, DS Revenue Grew 5% For The Fourth Quarter and 7% For 2002

PARIS, FRANCE, February 6, 2003 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, today reported financial results for the fourth quarter and year ended December 31, 2002.

Acquisition costs include goodwill, technology amortization and other related costs. All financial figures in this press release are before these acquisition costs unless otherwise noted. Amortization of goodwill has ceased effective December 31, 2001. All financial information is unaudited and reported in accordance with US generally accepted accounting principles (US GAAP). In addition, all comparative figures are given on a year over year basis unless specified otherwise.

FINANCIAL HIGHLIGHTS
Fourth Quarter
Total revenue in the 2002 fourth quarter was (euro)224.4 million, essentially level with 2001 fourth quarter total revenue of (euro)225.3 million. On a constant currency basis, total revenue increased 5%.

Software revenue, representing 87% of total revenue in the 2002 fourth quarter, increased 1% to (euro)194.4 million. Recurring software revenue was 42% of total software revenue in the 2002 fourth quarter, compared to 40% in the 2001 fourth quarter. Seats licensed in the quarter totaled 16,216 with 10,196 CATIA and 6,020 SolidWorks seats. Services and other revenue, representing 13% of total revenue, decreased 11% to (euro)30.0 million in the 2002 fourth quarter.

Process-centric revenue, including PDM revenue, totaled (euro)193.7 million in the 2002 fourth quarter, increasing 1% in comparison to (euro)191.3 million in the year-ago period and represented 86% of total revenue. On a stand-alone basis, PDM revenue was up sharply in the 2002 fourth quarter, increasing 33% to
(euro)30.9 million, up from (euro)23.3 million in the year-ago quarter and accounted for 14% of total revenue in the 2002 fourth quarter. PDM end-user software revenue totaled (euro)54.2 million for the 2002 fourth quarter. Design-centric revenue, representing 14% of total revenue, decreased 10% to (euro)30.7 million, compared to (euro)34.0 million in the year-ago quarter.

Net income excluding acquisition costs was (euro)53.2 million or (euro)0.46 per share in the 2002 fourth quarter, a 2% decrease on a per share basis compared to
(euro)54.8 million or (euro)0.47 per share in the 2001 fourth quarter. On a US GAAP basis, which includes acquisition costs, net income increased 22.1% to
(euro)51.4 million or (euro)0.45 per share in the 2002 fourth quarter compared to (euro)42.1 million or (euro)0.36 per share in the year-ago quarter.

The Company had a strong balance sheet with cash and short-term investments totaling (euro)388.4 million and no bank debt at December 31, 2002.

Full Year 2002
In 2002 total revenue increased 4% to (euro)774.1 million and on a constant currency basis total revenue increased 7%. In 2001 total revenue was (euro)746.1 million. Software revenue increased 4% to (euro)669.9 million and services increased 1% to (euro)104.2 million in 2002. Recurring software revenue represented 48% of total software revenue in 2002.

Net income excluding acquisition costs totaled (euro)136.0 million or (euro)1.17 per share in 2002, compared to (euro)144.0 million or (euro)1.23 per share in 2001, representing a per share decrease of 5%. On a US GAAP basis, which includes acquisition costs, net income was (euro)126.4 million or (euro)1.09 per share in 2002, up 43% compared to (euro)88.7 million or (euro)0.76 per share in 2001. For the full year, 57,934 seats were licensed, comprising 34,308 CATIA and 23,626 SolidWorks seats.

Process-centric revenue, including PDM revenue, increased 5% in 2002 to
(euro)647.9 million, compared to (euro)617.9 million in 2001. PDM revenue on a stand-alone basis increased 25% to (euro)82.7 million, up from (euro)65.9 million in 2001. PDM end-user software revenue was (euro)134.1 million. Design-centric revenue decreased 2% to (euro)126.2 million from (euro)128.2 million in 2001.

Charles Edelstenne, Chairman of DS, stated, "Within a difficult economic environment, DS continued to lead the PLM market as reflected by our business successes over the course of 2002. In addition, I believe our performance ranks us among the top-performing software companies in the world as evidenced by our financial results for 2002. Our results illustrate the resilience and flexibility of our business model."

Bernard Charles, President and Chief Executive Officer, commented, "2002 was a solid year for DS as we clearly increased our market leadership in PLM. I believe we gained three points of market share in 2002. It was a year highlighted by a number of important PLM customer decisions and I am delighted to announce the most recent today. Ford Motor Company has decided to standardize all vehicle programs worldwide on our CATIA and ENOVIA PLM solutions. This win truly illustrates the interest of customers in the compelling benefits of our V5 PLM solutions. V5 provides an enterprise-wide collaborative development environment that fosters innovation, shortens development cycles and increases built-in flexibility.

"2002 was a breakout year for our PDM business as we outperformed our top competitors by a wide margin. PDM revenue grew 25% in 2002, with strong fourth quarter finishes by both ENOVIA and SmarTeam. These results illustrate the success of our strategy to provide customers with robust solutions truly addressing and responding to their complex business needs. At the same time our success in PDM validates the adoption of our PLM strategy.

"SolidWorks continues to deliver good performance under the difficult market conditions existing in the design-centric market where smaller companies are generally more affected by the weak economic environment.

"Looking ahead to 2003, I believe we are well-positioned to increase our worldwide market leadership in PLM with our software solutions. Our product releases scheduled for 2003 are designed to widen the technology gap between our competitors and us. And our financial objective is to deliver continued strong operating profitability."

Thibault de Tersant, Executive Vice President and CFO, commented, "Our financial results for the fourth quarter exceeded expectations. In spite of the weak economy and continued significant currency fluctuations, we reported growth in software revenue and total revenue for the year. And, on a constant currency basis, revenue grew 5% in the fourth quarter of 2002 and 7% for the full year.

"In particular, we were pleased to achieve a fourth quarter operating margin of 37.2%, representing a one percentage point improvement over last year on a similar revenue base. I believe the cost initiatives we have taken as reflected by our fourth quarter expense levels indicate that we are well positioned as we enter the year to maintain a stable to slightly improving operating margin and have good operating leverage for the future.

"We are maintaining our revenue objective for 2003 on a constant currency basis, where we are targeting similar growth to the 7% (in constant currencies) achieved in 2002. Assuming a Euro to US Dollar exchange rate of 1.10, our actual revenue would be similar to or slightly higher than the (euro)774 million reported in 2002. Considering the uncertainty of the economic environment, we believe a revenue objective of approximately (euro)165 - 170 million in the 2003 first quarter is appropriate."

The Company announced today that its Board of Directors has approved a share repurchase program for up to 3% of the common shares outstanding.




NEW PRODUCT LAUNCHES

PLM Version 5 Release 10 (V5R10) was introduced with CATIA for collaborative product development, and ENOVIA and SMARTEAM for collaborative life cycle management. Concurrently, DS announced V5R10 of DELMIA for lean manufacturing processes engineering. "Connected by Knowledge" is the core concept of V5R10. It characterizes the unmatched level of integration achieved across the portfolio, as well as the resulting knowledge exchange and high-value business interaction it enables between customers. V5R10 enables best practices deployment in product engineering, manufacturing, collaboration, and lifecycle management, providing value to customers in these areas.

CATIA V5R10 contributes to the V5R10 "Connected by Knowledge" core concept through the pervasiveness of knowledge in CATIA V5R10 products as well as the new BKT product (Business Process Knowledge Template) that enables customers to capture and deploy their best practices through custom-built applications. CATIA V5R10 highlights also include entry PLM products for small and medium sized businesses, extended end-to-end processes coverage for OEMs, and a CATIA-ENOVIA Work Package Exchange for supply chain collaboration.

DELMIA V5R10 contributes to the V5R10 "Connected by Knowledge" theme by extending process coverage (to create and reuse workstation resource libraries), and by creating a collaborative link between the manufacturing process planner and the worker on the shop floor with the new DPM Shop Floor solution. Other DELMIA V5R10 highlights include enhanced end-to-end process coverage for the automotive industry, improved performance from the PPR Hub, and greater integration of DELMIA applications with ENOVIA.

ENOVIA V5R10 contributes to the V5R10 "Connected by Knowledge" core concept by helping to strengthen product definition exchanges throughout the supply chain. ENOVIA V5R10 highlights include performance and scalability improvements, new VPDM best practices enabling full top-down product design, new 3D web-viewer for use in standard corporate web sites, and better supply chain support for the ENOVIAVPM and ENOVIA LCA products through the new CATIA - ENOVIA Work Package Exchange.

SMARTEAM V5R10 contributes to the V5R10 "Connected by Knowledge" core concept through enhanced CATIA and new ENOVIA DMU (digital mock-up) interoperability. Other SMARTEAM V5R10 highlights include accelerated 3D PLM deployment with simplified packaging, pricing and licensing, and targeted industry solutions for E&E and medical device manufacturers. In addition, the release of SMARTEAM has been synchronized with DS' other V5 PLM solutions.

Spatial, DS' market-leading provider of world-class 3D software development technologies, announced the release of R10 release of its full line of 3D modeling products. This selection includes the 3D ACIS Modeler, 3D ACIS PHY V5, and 3D ACIS Deformable Modeling. The R10 release increases performance, augments surfacing functionality, and enhances compatibility.

ADDITIONAL HIGHLIGHTS

DS acquired privately-held, Knowledge Technologies International (KTI). Through its consulting expertise and its ICAD software, KTI has been a pioneer and leader in knowledge-based engineering solutions for the capture and automation of proprietary customer design and manufacturing processes, particularly in the aerospace and automotive industries. The acquisition of KTI complements DS' existing V5 Knowledgeware solutions and better positions DS as a leader across the full range of knowledge-based engineering solutions, including customer proprietary process automation (KTI), generic applications (DS) and industry-specific solutions (DS). The acquisition is also expected to strengthen DS' knowledge-based services offerings.

DS announced an agreement covering company-wide design software migration at EDAG. More than 500 seats of CATIA V5 will be deployed at EDAG, further advancing the company's corporate strategy to develop all of its products digitally before manufacture, in order to give its customers innovative, high quality merchandise quickly and at a competitive price. EDAG cited CATIA V5's ease of use, powerful digital mock-up of product models, and excellent results during the evaluation program as the critical factors in its choice. In addition, CATIA software is the worldwide standard in the automotive industry, making it a natural choice for EDAG, a major engineering partner for automotive manufacturers worldwide.

Pratt & Whitney Canada selected CATIA V5, ENOVIAVPM, and ENOVIA 3d com to develop new engines using digital technology. The agreement calls for DS to deliver 200 CATIA V5 seats by the end of 2002, and up to 300 more in 2003. Through its Digital Engine initiative, Pratt & Whitney Canada's goal is to become the first company in the aerospace industry to develop engines using digital technology throughout the entire design and manufacturing process.

SolidWorks, DS' 3D software for the design-centric market, announced that Michelin, one of the global leaders in tire manufacturing, has agreed to purchase up to 1,000 licenses of SolidWorks software for new tire manufacturing machine designs. CATIA, DS' authoring tool for the process-centric market, is widely used by Michelin for the design of new tires since 2001.

SmarTeam announced a $1 million agreement to provide cutting-edge PLM software to Kvaerner Oilfield Products (KOP), a leading manufacturer of undersea oil production systems. By using SMARTEAM, KOP will be able to access and manage its data more effectively, facilitate the re-use of designs and drawings, create a single point of reference for engineers, replace its document control system and ultimately make substantial savings in engineering time. These benefits are further expected to have a positive impact upon product quality and innovation.

Five members of one of the world's largest food industry companies are using 70 licenses of SolidWorks 3D software to design their industrial baking machines. These subsidiaries of the Horstmann Lebensmittelgruppe are using SolidWorks to transition from 2D to 3D design and accelerate product design cycles to bring bread-making equipment to market more quickly than with 2D design software. The Horstmann companies are using SolidWorks to design the commercial equipment used to knead dough and bake bread in small bakery kitchens and large plants in more than 100 countries.

Belgium's largest industrial design university, Kaho Sint-Lieven, is equipping its engineering students with 3D CAD skills they will need in their professional careers by incorporating SolidWorks software into its curriculum. The university purchased 60 seats of SolidWorks, which it will use to teach students how to create solid models quickly and easily.

SolidWorks 2003 3D software has won the CADENCE Magazine Editors' Choice award for advancing CAD use. The magazine's editors chose SolidWorks 2003, the latest version of the company's core software, because its innovation, creativity, simplicity, and ease-of-use help designers and engineers streamline design time and bring products to market quickly and efficiently.

Conference call information:

The Company will host a teleconference call today at 4:00 PM CET/3:00 PM London/ 10:00 AM New York. The conference call will be available via the Internet by accessing www.3ds.com . A replay of the conference call will be available until March 6, 2003 via the Internet by accessing www.3ds.com.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2003 revenue growth on a reported basis and in constant currencies and operating margin, and 2003 first quarter revenue are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations,
(ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20F for the year ended December 31, 2001, which was filed with the SEC on June 20, 2002, could materially affect the Company's financial position or results of operations.

ABOUT DASSAULT SYSTEMES
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60 000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Dassault Systemes offering includes 3D PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.


                               (Tables to follow)

                                DASSAULT SYSTEMES
                                   KEY FIGURES
                  (in millions of Euro, except per share data)

4TH QUARTER

                                               4Q02                    4Q01               Percentage Variance
                                          ______________          _______________          _________________
Process-Centric excluding PDM                  162.8                   168.0                     (3.1)%
Design-Centric                                 30.7                    34.0                      (9.7)%
PDM                                            30.9                    23.3                      32.5%

Revenue                                        224.4                   225.3                     (0.4)%
           Americas                            63.4                    64.6                       (2%)
           Europe                              123.2                   122.5                       1%
           Asia                                37.8                    38.2                       (1%)
Operating Income                               83.5                    81.1                       3.0%
Operating Margin                               37.2%                   36.0%
Net Income                                     53.2                    54.8                      (2.9%)
EPS excluding acquisition costs                0.46                    0.47                      (2.1%)
Closing Headcount                              3,966                   3,848                      3.1%


FULL YEAR

                                               2002                   2001              Percentage Variance
                                           ____________           ____________           _________________
Process-Centric excluding PDM                 565.2                  552.0                      2.4%
Design-Centric                                126.2                  128.2                     (1.6%)
PDM                                            82.7                   65.9                     25.4%

Revenue                                       774.1                  746.1                      3.8%
           Americas                           224.0                  219.5                       2%
           Europe                             374.8                  380.1                      (1%)
           Asia                               175.3                  146.5                      20%
Operating Income                              214.1                  221.0                     (3.1%)
Operating Margin                              27.7%                  29.6%
Net Income                                    136.0                  144.0                     (5.6%)
EPS excluding acquisition costs                1.17                   1.23                     (4.9%)

                                DASSAULT SYSTEMES
                     CONSOLIDATED STATEMENTS OF INCOME DATA
                  (in millions of Euro, except per share data)

                                                  Three Months Ended                              Twelve Months Ended
                                         December 31,           December 31,              December 31,              December 31,
                                             2002                  2001                       2002                      2001
                                        --------------       -----------------        -----------------     --------------------
Revenue
Software                                        194.4               191.7                       669.9                    643.0
Services and Other                               30.0                33.6                       104.2                    103.1
                                        --------------       -----------------        ----------------      ---------------------
              Total Revenue           (euro)    224.4       (euro)  225.3             (euro)    774.1        (euro)      746.1
Cost of Revenue
Software                                          6.4                 5.8                        24.4                     20.8
Service and Other                                28.2                28.4                        96.4                     86.6
                                        --------------       -----------------         ----------------      --------------------
         Total Cost of Revenue        (euro)     34.6       (euro)   34.2             (euro)    120.8        (euro)      107.4
             Gross Profit             (euro)    189.8       (euro)  191.1             (euro)    653.3        (euro)      638.7
Research, Selling, Administrative and
Acquisition expenses
Research and Development                         54.6                57.2                       221.6                    209.2
Marketing and Sales                              41.0                41.1                       169.7                    164.3
General Administration                           10.7                11.7                        47.9                     44.2
Acquisition Costs                                 2.1                13.2                        11.1                     58.4
                                        --------------       -----------------         ----------------      --------------------
Total Research, Selling,              (euro)    108.4       (euro)  123.2             (euro)    450.3        (euro)      476.1
Administration and Acquisition
expenses
                                        ==============       =================         ================      ====================
Operating Income                      (euro)     81.4       (euro)    67.9            (euro)    203.0        (euro)      162.6
Financial revenue and Other                     (1.8)                  4.3                        2.8                     14.1
Income before income taxes                       79.6                 72.2                      205.8                    176.7
Income tax expense                               28.2                 30.1                       79.4                     88.0
                                        --------------       -----------------        -----------------      --------------------
Net Income                            (euro)     51.4       (euro)    42.1            (euro)    126.4        (euro)       88.7
                                        ==============       =================        =================      ====================
Basic net income per share (1)        (euro)     0.45       (euro)    0.37            (euro)     1.11        (euro)       0.78
                                        =============       ==================        =================      ====================
Diluted net income per share (1)      (euro)     0.45       (euro)    0.36            (euro)     1.09        (euro)       0.76
                                        =============       ==================         ================      ====================
Basic weighted average shares
outstanding (in millions)                       114.2                113.9                      114.1                    113.7
                                        =============       ==================         ================      ====================
Diluted weighted average shares                 114.7                117.1                      116.2                    116.7
outstanding (in millions)

          (1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income              (euro)     83.5            (euro)       81.1         (euro)     214.1           (euro)       221.0
                               ===================       =====================      ====================      ======================
Net Income                    (euro)     53.2            (euro)       54.8         (euro)     136.0           (euro)       144.0
                               ===================       =====================      ====================      ======================
Diluted net income per share  (euro)     0.46            (euro)       0.47         (euro)      1.17           (euro)        1.23
                               ===================       =====================      ====================      ======================

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)
                  (in millions of Euro, except per share data)

          Excluding acquisition costs, the consolidated statements of income data would have been as follows:


                                                                       Three Months Ended
                                                    December 31, 2002             December 31,            Variation
                                                                                      2001                    %
                                                 ---------------------       --------------------       ---------------
Revenue
Software                                                     194.4                     191.7                    1.4%
Services and Other                                            30.0                      33.6                 <10.7>%
                                                 ---------------------       --------------------
              Total Revenue                    (euro)        224.4         (euro)      225.3                  (0.4%)
Cost of Revenue
Software                                                       6.4                       5.8                   10.3%
Service and Other                                             28.2                      28.4                  (0.7)%
                                                 ---------------------       --------------------
       Total Cost of Revenue                   (euro)         34.6         (euro)       34.2                    1.2%
Gross Profit                                   (euro)        189.8         (euro)      191.1                  (0.7%)
Research, Selling, Administrative
Research and Development                                      54.6                      57.2                  (4.5)%
Marketing and Sales                                           41.0                      41.1                  (0.2%)
General Administration                                        10.7                      11.7                  (8.5)%
                                                 ---------------------       --------------------
Total Research, Selling, Administration        (euro)        106.3         (euro)      110.0                  (3.4%)
                                                 =====================       ====================       ===============
Operating Income                               (euro)         83.5         (euro)       81.1                    3.0%
Financial revenue and Other                                  (1.8)                       4.3                     N/S
Income before income taxes                                    81.7                      85.4                  (4.3%)
Income tax expense                                            28.5                      30.6                     N/S
Net Income                                     (euro)         53.2         (euro)       54.8                  (2.9%)
                                                 =====================       ====================       ===============
Diluted net income per share                   (euro)         0.46         (euro)       0.47                  (2.1%)
                                                 =====================       ====================       ===============
Diluted weighted average shares outstanding                  114.7                     117.1
(in millions)

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)
                  (in millions of Euro, except per share data)

          Excluding acquisition costs, the consolidated statements of income data would have been as follows:


                                                                       Twelve Months Ended
                                                                                  December 31,            Variation
                                                    December 31, 2002                 2001                    %
                                                 ---------------------       --------------------       ---------------
Revenue
Software                                                     669.9                     643.0                    4.2%
Services and Other                                           104.2                     103.1                    1.1%
                                                 ---------------------       --------------------
                     Total Revenue             (euro)        774.1         (euro)      746.1                    3.8%
Cost of Revenue
Software                                                      24.4                      20.8                   17.3%
Service and Other                                             96.4                      86.6                   11.3%
                                                 ---------------------       --------------------
       Total Cost of Revenue                   (euro)        120.8         (euro)      107.4                   12.5%
Gross Profit                                   (euro)        653.3         (euro)      638.7                    2.3%
Research, Selling, Administrative
Research and Development                                     221.6                     209.2                    5.9%
Marketing and Sales                                          169.7                     164.3                    3.3%
General Administration                                        47.9                      44.2                    8.4%
                                                 ---------------------       --------------------
Total Research, Selling, Administration        (euro)        439.2         (euro)      417.7                    5.1%
                                                 =====================       ====================       ===============
Operating Income                               (euro)        214.1         (euro)      221.0                  (3.1%)
Financial revenue and Other                                    2.8                      14.1                 (80.1%)
Income before income taxes                                   216.9                     235.1                  (7.7%)
Income tax expense                                            80.9                      91.1                     N/S
Net Income                                     (euro)        136.0         (euro)      144.0                  (5.6%)
                                                 =====================       ====================       ===============
Diluted net income per share                   (euro)         1.17         (euro)       1.23                  (4.9%)
                                                 =====================       ====================       ===============
Diluted weighted average shares outstanding                  116.2                     116.7
(in millions)

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                              (in millions of Euro)


                                                                 December 31, 2002         December 31, 2001
                                                             ------------------------    -----------------------
ASSETS
Cash and short-term investments                                          388.4                       369.2
Accounts receivable, net                                                 229.5                       217.3
Other assets                                                             301.9                       244.9
                                                             ------------------------    -----------------------
Total assets                                                 (euro)      919.8           (euro)      831.4

LIABILITIES
AND SHAREHOLDERS' EQUITY

Total liabilities                                                        291.5                       280.5
Shareholders' equity                                                     628.3                       550.9
                                                             ------------------------    -----------------------
Total liabilities and shareholders' equity                   (euro)      919.8      (euro)           831.4


CONTACT:

Dassault Systemes:               FD International:
Didier Gaillot/Valerie Agathon   Harriet Keen/Emma Rutherford
33.1.40.99.69.24                 44.20.7831.3113
                                 Jean-Benoit Roquette/Nelly Dimey/Lorie Lichtlen
                                 33.1.47.03.68.10
                                 Deborah Ardern-Jones
                                 1.212.497.9202

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          DASSAULT SYSTEMES S.A.


   Date: February 6, 2003                 By:     /s/ Thibault de Tersant
                                                  -----------------------
                                          Name:   Thibault de Tersant
                                          Title:  Chief Financial Officer,
                                                  Executive Vice President